UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 2 of 7

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000*
	8	Shared Voting Power 18,242,403*
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 16,967,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,403
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.7%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd. (the “Issuer”), which Mr. Jabsheh beneficially owns, (1) he has the present sole right to vote and dispose of 1,000 Common Shares, (2) he has the present shared right to vote 14,242,403 Common Shares, (3) he has the shared right to dispose of 12,967,606 of these Common Shares and (4) he beneficially owns warrants to acquire 4,000,000 Common Shares (the “Warrants”). Of the total amount of Common Shares and Warrants Mr. Jabsheh beneficially owns, 99.99% are held of record by W. Jabsheh Investment Co. Ltd., a corporation organized under the laws of the British Virgin Islands (“W. Jabsheh Investment Co. Ltd., and, together with Wasef Jabsheh, the “Reporting Persons” and, each individually, a “Reporting Person”) and controlled by Mr. Jabsheh, as further described below.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 51,033,623 Common Shares, which includes (i) 47,033,623 Common Shares of the Issuer outstanding as of March 14, 2023 and (ii) 4,000,000 Common Shares issuable upon the exercise of Warrants to acquire Common Shares beneficially owned by the Reporting Persons and held by W. Jabsheh Investment Co. Ltd. In accordance with the U.S. Securities and Exchange Commission (the “SEC”) rules governing beneficial ownership, the calculation of percentage ownership includes Warrants held by the Reporting Persons but does not include any other Common Shares issuable upon the exercise of any other outstanding Warrants held by other persons.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 3 of 7

1	Name of Reporting Person W. Jabsheh Investment Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,242,403*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,967,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,242,403
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.7%**
14	Type of Reporting Person (See Instructions) CO

*	Of the total amount of Common Shares which W. Jabsheh Investment Co. Ltd. beneficially owns, (1) it has the present shared right to vote 14,242,403 Common Shares, (2) it has the shared right to dispose of 12,967,606 of these Common Shares and (3) it beneficially owns Warrants to acquire 4,000,000 Common Shares. Of the total amount of Common Shares and Warrants W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh, as further described below.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 51,033,623 Common Shares, which includes (i) 47,033,623 Common Shares of the Issuer outstanding as of March 14, 2023 and (ii) 4,000,000 Common Shares issuable upon the exercise of Warrants to acquire Common Shares beneficially owned by the Reporting Persons and held by W. Jabsheh Investment Co. Ltd. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes Warrants held by the Reporting Persons but does not include any other Common Shares issuable upon the exercise of any other outstanding Warrants held by other persons.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 4 of 7

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements certain information in the Schedule 13D, filed with the SEC on March 27, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 29, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on January 12, 2022 (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2023 (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) by Wasef Jabsheh. This Amendment No. 4 reflects certain transactions that were completed on March 14, 2023. As a result of these transactions, W. Jabsheh Investment Co. Ltd. has been added as a Reporting Person.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original 13D is hereby supplemented by adding the following:

(a) This Schedule 13D is being filed by W. Jabsheh Investment Co. Ltd., a corporation organized under the laws of the British Virgin Islands and controlled by Wasef Jabsheh.

(b) The principal office of W. Jabsheh Investment Co. Ltd. is Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay 1, Roads Town, British Virgin Islands, VG110.

(c) The principal business of W. Jabsheh Investment Co. Ltd. is financial and insurance activities.

The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of W. Jabsheh Investment Co. Ltd. is set forth below.

Sole Director: Wasef Jabsheh

Executive Officers: None

(d) – (e) During the past five years, the Reporting Persons and individuals referenced above in Item 2 have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

(f) W. Jabsheh Investment Co. Ltd. is organized under the laws of the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended and supplemented to include the following:

“On March 14, 2023, pursuant to a certain Securities Transfer Agreement dated March 14, 2023 between Wasef Jabsheh and W. Jabsheh Investment Company Ltd. (the “Securities Transfer Agreement”), Wasef Jabsheh transferred, assigned and delivered the beneficial ownership of 14,242,403 Common Shares and 4,000,000 Warrants of the Issuer to W. Jabsheh Investment Co. Ltd. W. Jabsheh Investment Co. Ltd. provided no consideration for its acquisition of such Common Shares and Warrants. Mr. Jabsheh is the sole director of W. Jabsheh Investment Co. Ltd. and owns 100% of the voting shares of W. Jabsheh Investment Co. Ltd.”

The purpose of the Securities Transfer Agreement was to reorganize the entities through which Mr. Jabsheh beneficially holds his Common Shares and Warrants for estate planning purposes, and, accordingly, the Securities Transfer Agreement merely represented a change in the form of Mr. Jabsheh’s beneficial ownership in the Issuer and did not result in any change in the amount of Mr. Jabsheh’s beneficial ownership.”

SCHEDULE 13D

CUSIP No. G4809J 106	Page 5 of 7

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

“On March 14, 2023, pursuant to the Securities Transfer Agreement, Wasef Jabsheh transferred, assigned and delivered the beneficial ownership of 14,242,403 Common Shares and 4,000,000 Warrants of the Issuer to W. Jabsheh Investment Co. Ltd. W. Jabsheh Investment Co. Ltd. provided no consideration for its acquisition of such Common Shares and Warrants. Mr. Jabsheh is the sole director of W. Jabsheh Investment Co. Ltd. and owns 100% of the voting shares of W. Jabsheh Investment Co. Ltd.

The purpose of the Securities Transfer Agreement was to reorganize the entities through which Mr. Jabsheh beneficially holds his Common Shares and Warrants for estate planning purposes, and, accordingly, the Securities Transfer Agreement merely represented a change in the form of Mr. Jabsheh’s beneficial ownership in the Issuer and did not result in any change in the amount of Mr. Jabsheh’s beneficial ownership.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

“(a) As of March 14, 2023, Mr. Jabsheh beneficially owned 18,243,403 Common Shares, consisting of (i) 12,967,606 Common Shares, with respect to which Mr. Jabsheh has the shared right to vote and dispose of, (ii) 1,000 Common Shares, with respect to which Mr. Jabsheh has the sole right to vote and dispose of, (iii) 4,000,000 Warrants to purchase Common Shares at a price of $11.50 per Common Share, which are currently exercisable, (iv) 1,131,148 Common Shares, 600,000 of which vest when the Common Shares achieve a price of $11.50 per share for 20 out of 30 trading days, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which Mr. Jabsheh is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Common Shares and (v) 143,649 unvested Restricted Shares, of which 44,064 Restricted Shares vest on January 2, 2024, 49,792 Restricted Shares vest on January 2, 2024 and 49,793 Restricted Shares vest on January 2, 2025, which Mr. Jabsheh is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 18,243,403 Common Shares beneficially owned by Mr. Jabsheh represented approximately 35.7% of the Common Shares of the Issuer.

As of March 14, 2023, W. Jabsheh Investment Co. Ltd. beneficially owned 18,242,403 Common Shares, consisting of (i) 12,967,606 Common Shares, with respect to which W. Jabsheh Investment Co. Ltd. has the shared right to vote and dispose of, (ii) 4,000,000 Warrants to purchase Common Shares at a price of $11.50 per Common Share, which are currently exercisable, (iii) 1,131,148 Common Shares, 600,000 of which vest when the Common Shares achieve a price of $11.50 per share for 20 out of 30 trading days, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which W. Jabsheh Investment Co. Ltd. is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Common Shares and (iv) 143,649 unvested Restricted Shares, of which 44,064 Restricted Shares vest on January 2, 2024, 49,792 Restricted Shares vest on January 2, 2024 and 49,793 Restricted Shares vest on January 2, 2025, which W. Jabsheh Investment Co. Ltd. is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 18,242,403 Common Shares beneficially owned by W. Jabsheh Investment Co. Ltd. represented approximately 35.7% of the Common Shares of the Issuer. Of the total amount of Common Shares and Warrants W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 6 of 7

(b) As of March 14, 2023, Wasef Jabsheh has:

●	sole power to vote or direct the vote of 1,000 Common Shares;

●	shared power to vote or direct the vote of 18,242,403 Common Shares;

●	sole power to dispose or direct the disposition of 1,000 Common Shares; and

●	shared power to dispose or direct the disposition of 16,967,606 Common Shares.

As of March 14, 2023, W. Jabsheh Investment Co. Ltd. has:

●	sole power to vote or direct the vote of 0 Common Shares;

●	shared power to vote or direct the vote of 18,242,403 Common Shares;

●	sole power to dispose or direct the disposition of 0 Common Shares; and

●	shared power to dispose or direct the disposition of 16,967,606 Common Shares.

As of March 14, 2023, the Reporting Persons have the shared right to vote, but not the right to dispose or direct the disposition of, the 1,131,148 contingent unvested Common Shares and 143,649 unvested Restricted Shares beneficially owned by the Reporting Persons. The Reporting Persons will not have investment power over such shares until the vesting thereof.

(c) Other than as described in Items 3 and 4, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Securities Transfer Agreement

“On March 14, 2023, pursuant to the Securities Transfer Agreement, Wasef Jabsheh transferred, assigned and delivered the beneficial ownership of 14,242,403 Common Shares and 4,000,000 Warrants of the Issuer to W. Jabsheh Investment Co. Ltd. W. Jabsheh Investment Co. Ltd. provided no consideration for its acquisition of such Common Shares and Warrants. Mr. Jabsheh is the sole director of W. Jabsheh Investment Co. Ltd. and owns 100% of the voting shares of W. Jabsheh Investment Co. Ltd.

The purpose of the Securities Transfer Agreement was to reorganize the entities through which Mr. Jabsheh beneficially holds his Common Shares and Warrants for estate planning purposes, and, accordingly, the Securities Transfer Agreement merely represented a change in the form of Mr. Jabsheh’s beneficial ownership in the Issuer and did not result in any change in the amount of Mr. Jabsheh’s beneficial ownership.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended and supplemented by adding the following:

99.4	Joint Filing Agreement
99.5	Securities Transfer Agreement, dated March 14, 2023, between Wasef Jabsheh and W. Jabsheh Investment Co. Ltd.
99.6	Joinder Agreement, dated March 14, 2023
99.7	Warrant Agreement Acknowledgement, dated March 14, 2023

SCHEDULE 13D

CUSIP No. G4809J 106	Page7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2023

By:	/s/ Wasef Jabsheh
Wasef Jabsheh

W. Jabsheh Investment Co. Ltd.

By:	/s/ Wasef Jabsheh
Name:	Wasef Jabsheh
Title:	Director